Filed by The South Financial Group, Inc.
                                                  Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended,
                                        and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.

                                    Subject Company:  RHBT Financial Corporation
                                                  Commission File No.  000-26905



THE SOUTH FINANCIAL GROUP                                  102 South Main Street
                                                            Greenville, SC 29601
                                                                    864.255.4919

NEWS RELEASE
--------------------------------------------------------------------------------

DATE:             September 4, 2002

RELEASE TIME:     Immediate

              THE SOUTH FINANCIAL GROUP AND ROCK HILL BANK & TRUST ANNOUNCE DEFINITIVE PURCHASE AND ASSUMPTION AGREEMENT

GREENVILLE, SC - The South Financial Group, Inc. (Nasdaq/NM: TSFG) and Rock Hill Bank & Trust today announced they have entered into a binding Purchase and Assumption Agreement providing for the acquisition of substantially all of the assets and all the deposits of Rock Hill Bank & Trust, which is the wholly-owned banking subsidiary of RHBT Financial Corporation. Rock Hill Bank & Trust operates three branches in York County, including two in Rock Hill and one in Fort Mill, South Carolina, and had deposits of approximately $212.7 million as of June 30, 2002. The existing branch offices of Rock Hill Bank & Trust will become branches of Carolina First Bank, a wholly-owned banking subsidiary of The South Financial Group, which currently has one branch office in Rock Hill.

This definitive agreement, which has been approved by the directors of both companies, calls for the issuance of 430,017 shares of The South Financial Group common stock which, based on Tuesday's closing price of $20.55, represents approximately $5.13 per share for each RHBT common share. In addition, TSFG would agree to issue cash in the future in an earnout equal to 30% of the gross amount associated with recoveries of charge-offs and write-ups of certain loans and 50% of net amounts recovered under RHBT's blanket bond insurance policy with respect to such loans. The South Financial Group owns 382,500 shares, or approximately 22% of RHBT Financial Corporation's outstanding stock. Because of this ownership position, 95,577 of the 430,017 shares would revert to TSFG and be cancelled (resulting in a net issuance of 334,440 shares).

The transaction, which is subject to the approval of RHBT Financial Corporation's shareholders and banking regulators, is expected to be completed early in the fourth quarter of 2002. Earlier today, the companies filed an application with the Federal Deposit Insurance Corporation requesting approval of the transaction.

"With the signing of the definitive agreement, we look to expand our outstanding banking services in the Rock Hill community, " said Mack I. Whittle, Jr., President and Chief Executive Officer of The South Financial Group. "We have always found the York County market to be attractive and support Rock Hill Bank & Trust in their efforts to meet their customers' banking needs. We will assume all deposit liabilities of Rock Hill Bank & Trust, which will increase our York County presence to four offices. This will give us a 15% market share, which is the third largest, in this outstanding, high-growth market. I also want to reiterate that this transaction enhances our plan to meet profitability targets. We are confident that we can achieve a financial impact that is immediately accretive to our earnings."

Herman E. "Butch" Honeycutt, Chief Executive Officer of RHBT Financial Corporation, said, "We are enthusiastic about the opportunities presented by our pending transaction with Carolina First Bank, which is a strong institution committed to delivering our personal style of banking to our local customers. This agreement is the best alternative for our shareholders and customers. Carolina First Bank has our full support as we join together to serve our customers and the York County community."

The South Financial Group, headquartered in Greenville, South Carolina, is a financial services company with $6.7 billion in total assets and 106 branch offices in South Carolina, Florida, and North Carolina. It operates two subsidiary banks: Carolina First Bank and Mercantile Bank. Carolina First Bank, the largest South Carolina-based commercial bank, operates in South Carolina, North Carolina, and on the Internet under the brand name, Bank CaroLine. Mercantile Bank operates in Florida, principally in the Jacksonville, Orlando and Tampa Bay markets. The South Financial Group's common stock trades on the Nasdaq National Market under the symbol TSFG. Press releases along with additional information may also be found at The South Financial Group's web site: www.thesouthgroup.com.

CONTACTS:
         William S. Hummers III, Executive Vice President, (864) 255-7913 Mary M. Gentry, Treasurer, (864) 255-4919

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